SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For September 2014
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2014, incorporatedby reference herein:
Exhibit
99.1 Release dated September 2, 2014, entitled “REPORT TO SHAREHOLDERS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2014.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: September 2, 2014 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary
Exhibit 99.1

1

REVIEW OF OPERATIONS
Group
Quarter
Jun 2014
Quarter
Mar 2014
%
change
Quarter
Jun 2013
*Restated
12 months to
30 Jun 2014
12 months to
30 Jun 2013
*Restated
%
change
Gold production
oz
34 143
30 126 13 35 559
132 909
146 381 (9)
kg
1 062
937 13 1 106
4 134
4 553 (9)
Gold sold
oz
32 857
30 126 9 32 826
134 420
145 738 (8)
kg
1 022
937 9 1 021
4 181
4 533 (8)
Cash operating costs
US$ per oz
1 120
1 185 (5) 1 105
1 118
1 094 2
ZAR per kg
379 039
413 562 (8) 336 809
372 671
310 763 20
All-in sustaining costs
US$ per oz
999
1 327 (25) 1 176
1 205
1 284 (6)
ZAR per kg
339 315
463 823 (27) 365 665
401 691
365 569 10
Average gold price received
US$ per oz
1 293
1 298 – 1 373
1 298
1 613 (20)
ZAR per kg
437 770
456 161 (4) 429 115
432 775
458 084 (6)
Operating proﬁt
ZAR million
52.6
51.3 3 96.2
260.0
679.3 (62)
Cash operating margin
%
13.42
9.34 44 21.51
13.89
32.16 (57)
All-in sustaining costs margin
%
22.49
(1.68) 1 439 14.79
7.18
20.20 (64)
EBITDA
#
ZAR million
114.1
16.0 613 102.1
204.0
516.3 (60)
Headline earnings/(loss)
ZAR million
37.4
(24.7) 251 27.7
0.7
249.4 (100)
ZAR cents per share
10
(7) 243 7
–
66 (100)
* Refer to note 2 Restatements
# EBITDA refers to earnings before interest, taxation, depreciation, amortisation and impairments of subsidiaries and includes attributable share of earnings before interest, taxation, depreciation, amortisation and impairments of equity accounted investments
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
Interest rate issuer: DRDI
ISIN: ZAE 000058723
Issuer code:DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or “the company”)
SHAREHOLDERS INFORMATION
Issued capital
385 383 767 ordinary no par value shares
6 155 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 386 621 795
REPORT TO
SHAREHOLDERS
FOR THE FOURTH QUARTER AND
YEAR ENDED 30 JUNE 2014
GROUP RESULTS: KEY FEATURES
Q4 2014 v Q3 2014
•
Gold production up 13% to 34 143oz
•
Cash operating costs down 5% to
US$1 120 per oz
FY2014 v FY2013
•
Gold production down 9% to 132 909oz
•
Cash operating costs up 2% to
US$1 118 per oz

2 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2014
STOCK TRADED
JSE
NYSE*
Average volume for the quarter per day ('000)
660
1 312
% of issued stock traded (annualised)
45
89
Price • High
R 4.04
$0.383
• Low
R 2.45
$0.239
• Close
R 3.05
$0.297
* This data represents per share data and not ADS data – one ADS reﬂects 10 ordinary shares
MARKET CAPITALISATION
As at 30 Jun 2014
(ZARm)
1 175.4
As at 31 Mar 2014
(ZARm)
1 526.1
As at 30 Jun 2014
(US$m)
114.5
As at 31 Mar 2014
(US$m)
143.7
DEAR
SHAREHOLDER
While the company’s results for FY2014 reﬂect the negative impact of previously reported problems experienced during the year relating to the integration of Ergo’s new High Grade Section and existing Low Grade Section, it is very pleasing to report that, in the ﬁnal quarter of the year, a signiﬁcant increase in production and revenue, quarter on quarter, was recorded.
These improvements ﬂowed both from improved volume throughput and a signiﬁcant improvement in metallurgical efﬁciencies. The response of the Low Grade Section was immediate following the suspension of the High Grade Section; carbon efﬁciencies and dissolved losses returned to former steady state levels and, in the month of June, gold production was the highest achieved for the 12-month period, at 388kg.
We previously reported a small number of planned engineering upgrades to the High Grade Section, mainly to mitigate the effect of potential power interruptions and to better manage the water balance in the event of a higher than normal inﬂux of rainwater. These are all on schedule and ready for test work to begin. We also reconﬁgured the plant to allow one third of total throughput to be separately leached, loaded and eluted. This will be the base case against which the impact of the Flotation and Fine-grind (“FFG”) section will be tested.
Initially, we planned to begin test work in September so as not to incur the cost of power utility Eskom’s winter tariff; however, the June quarter’s improved production and cashﬂow meant we were able to start in the middle of August.
Q4 FY2014 V Q3 FY2014
OPERATING REVIEW
Gold produced was 13% higher quarter on quarter at 34 143oz, reﬂecting improvements both in throughput and average yield. A 5% increase in throughput to 6 131 000t resulted from fewer power- and weather-related stoppages than were experienced in the previous quarter. These factors, together with improvements in loaded carbon efﬁciencies, also contributed to improved plant operating conditions, leading to a 7% rise in the average yield to 0.173g/t. Gold sold was 9% higher at 32 857oz, a consequence of higher gold production. Cash operating costs were 8% lower at R379 039/kg, due also to the increase in gold production. All-in sustaining cash costs were 27% lower at R339 315/kg. Capital expenditure was 30% lower at R20.2 million, reﬂecting completion of the FFG capital project.
FINANCIAL REVIEW
Higher production and sales offset the impact of a 4% decline in the average Rand gold price received to R437 770/kg and, as a result, revenue increased by 5% quarter on quarter to R447.4 million. After accounting for a 5% rise in net operating costs to R394.8 million, due mainly to the processing of sand material through the City Deep plant and the effect of power utility Eskom’s tariff increase and winter tariff effective for the month of June, operating proﬁt was 3% higher at R52.6 million. The cash operating margin increased by 44% to 13% and the all-in sustaining costs margin improved to 22% from -2% in the previous quarter. Earnings before interest, taxes, depreciation and amortisation (“EBITDA”) improved substantially to R114.1 million from R16.0 million, and headline earnings per share of 10 South African (“SA”) cents were recorded compared with a headline loss of 7 SA cents per share.
FY2014 V FY2013
OPERATING REVIEW
While throughput year on year increased by 3% to 23 908 000t, this did not offset the impact of a 12% decline in the average yield to 0.173g/t. Consequently, gold production was 9% lower at 132 909oz. Gold sold was 8% lower at 134 420oz due to lower gold produced. Cash operating costs were 20% higher at R372 671/kg due also to lower gold production and all-in sustaining costs were 10% higher at R401 691/kg. Capital expenditure was 56% lower, reﬂecting the completion of the FFG circuit.
FINANCIAL REVIEW
Lower gold production and sales, together with a 6% decline in the average Rand gold price received to R432 775/kg, resulted in a 13% drop in revenue to R1 809.4 million for the year. After accounting for net operating costs – 11% higher at R1 549.4 million – operating proﬁt was 62% lower at R260.0 million. The cash operating margin was 57% lower at 14% and the all-in sustaining costs margin 64% lower at 7%. EBITDA was down 60% at R204.0 million with a headline earnings of R0.7 million.
RESERVES AND RESOURCES
DRDGOLD’s total attributable mineral reserves were 12% lower in 2014 at 1.5Moz while total attributable mineral resources were down less than 1% at 37.04Moz.
The FY2014 reserve and resource information was prepared in compliance with the South African Code for Reporting Exploration Results, Mineral resource and Mineral reserves (“SAMREC”) by DRDGOLD’s designated competent person, Mr V Labuschagne, who is an employee of DRDGOLD.
CORPORATE ACTIVITY
After year-end, DRDGOLD shareholders were informed that the company had entered into a R220 million agreement to dispose of the underground mining and prospecting rights held by East Rand Proprietary Mines Limited (“ERPM”), and certain other assets and liabilities in the related mining areas with a carrying value of (R11.6 million), to ERPM South Africa Holdings Proprietary Limited, a company nominated by Walcot Capital.
With a view to right-sizing the corporate footprint, and also with a view to reducing costs, we have been engaged in recent months in an exercise to restructure the executive and senior management. The corporate complement has now been reduced by 26%, and we expect to realise a saving of some R12.0 million a year. The corporate ofﬁce will also be relocated to the former Crown general ofﬁces following the expiry of our current lease.
The management and staff of DRDGOLD did not earn any performance bonuses at ﬁnancial year-end.
BOARD CHANGES
Also after year-end, the company announced the termination of employment by mutual agreement of Chief Financial Ofﬁcer (“CFO”) Francois van der Westhuizen and his resignation as an executive director. Former Mintails Limited CFO Anthon Meyer has been appointed in an acting capacity as CFO and executive director.
SUSTAINABLE DEVELOPMENT
In FY2014, 531 number of Grade 12 scholars from three schools enrolled at the Ergo Business Development Academy (“EBDA”) for additional maths and science classes. In 2013 the average pass rate for these subjects at their schools increased to between 58% and 85% and we hope to see these trends continue. Due to the success of the programme, EBDA is this year also offering additional accountancy classes.
During FY2014, 191 new community learners were enrolled at EBDA for these three-year National Certiﬁcate courses: electrical, plating, welding, ﬁtting, rigging, millwright, boilermaker and diesel mechanic. This brings the total number of community learners enrolled at EBDA to 292. During this year 63 community learners completed their courses successfully.
All employees have participated in a Best Life workshop to understand the beneﬁts of ICAS, an employee wellness and counselling service. During FY2014 we piloted a ﬁnancial literacy training initiative focusing on long term planning for ﬁnancial stability. Attended by 79 Ergo and EBDA employees, the course was well-received and successful. We will roll out this training to all employees during the next three years.
Our target is to reduce dust fall out incidents exceeding residential limits (<600mg/d) from our existing sites by 10% a year. Our exceedances for the year ended 30 June 2014 reduced by 57% from 4.1% to 1.8%.
As part of our strategy to reduce reliance on potable water and to ensure a sustainable supply of water for the future, Ergo has entered into an agreement with the local municipality to invest R22 million into the construction of infrastructure to supply treated sewage water to its main reclamation sites. We also have an agreement with the TCTA to supply up to 8Ml of treated AMD for our operations.
In the past year, we released 215.ha of cleared land for development.
DIVIDEND
The DRDGOLD board has declared a ﬁnal dividend of 2 South African (SA) cents per ordinary share for the year ended 30 June 2014 as follows:
– the dividend has been declared out of income reserves;
– the local Dividends Tax rate is 15% (ﬁfteen per centum);
– there are no Secondary Tax on Companies credits to be utilised;
– the gross local dividend amount is 2 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
– The net local dividend amount is 1.7 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
– DRDGOLD currently has 385 383 767 ordinary shares in issue (which includes 6 155 559 treasury shares); and
– DRDGOLD’s income tax reference number is 9160/013/60/4.
In compliance with the requirements of Strate, given the company’s primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
Last date to trade ordinary shares cum dividend
Friday, 7 November 2014
Ordinary shares trade ex dividend Monday, 10 November 2014
Record date Friday, 14 November 2014
Payment date Monday, 17 November 2014
On payment date, dividends due to holders of certiﬁcated securities on the SA share register will either be electronically transferred to the shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.
To comply with the further requirements of Strate, between Monday, 10 November 2014 and Friday 14 November 2014, both days inclusive, no transfers between SA and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.
The currency conversion date for the Australian and United Kingdom registers will be Monday, 17 November 2014.
To holders of American Depositary Shares
Each American Depositary Share (“ADS”) represents 10 ordinary shares:
ADSs trade ex dividend on NYSE Wednesday, 12 November 2014
Record date Friday, 14 November 2014
Approximate date of currency conversion
Friday, 21 November 2014
Approximate payment date of dividend
Monday, 24 November 2014
Assuming an exchange rate of R10.61/$1, the dividend payable on an ADS is equivalent to 1.6 US cents for shareholders liable to pay the dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
LOOKING AHEAD
Testwork on the FFG circuits will continue until at least the end of Q2 FY2015. The results will inform the rate of build-up of material passing through both the High and Low Grade Sections to full capacity.
In order to take full advantage of our considerable infrastructure we are actively setting our sights on extending the reach of Ergo either through co-operation or acquisition. This year we started to process higher grade materials sourced over the fence by an independent operator. We will continue to entertain this model to optimise our reach and supplement our resource.
We are also keen to establish, by a continued focus on research and testwork, the new opportunities offered by a successful FFG layout.
Niël Pretorius Chief executive ofﬁcer2 September 2014

4 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2014
CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Notes
Quarter
Jun 2014
Rm
Unaudited
Quarter
Mar 2014
Rm
Unaudited
Quarter
Jun 2013
Rm
Restated
Unaudited
12 months to
30 Jun 2014
Rm
Reviewed
12 months to
30 Jun 2013
Rm
Restated
Unaudited
Gold and silver revenue
447.4
427.4 438.1
1 809.4
2 076.5
Net operating costs
(394.8)
(376.1) (341.9)
(1 549.4)
(1 397.2)
Cash operating costs
(402.5)
(387.5) (372.5)
(1 540.6)
(1 414.9)
Movement in gold in process
7.7
11.4 30.6
(8.8)
17.7
Operating proﬁt
52.6
51.3 96.2
260.0
679.3
Depreciation
(38.9)
(47.9) (41.0)
(160.0)
(143.8)
Movement in provision for environmental rehabilitation 7
94.7
(2.6) 30.0
86.6
(15.3)
Environmental rehabilitation costs
(0.7)
(7.8) (4.2)
(30.0)
(45.4)
Retrenchment costs
(1.0)
(3.3)
–
(6.7)
(0.6)
Care-and-maintenance costs
(3.0)
(3.7) 0.9
(15.4)
(20.3)
Other operating expenses
(9.0)
(2.6) (9.2)
(12.3)
(16.8)
Gross proﬁt/(loss) from operating activities
94.7
(16.6) 72.7
122.2
437.1
Impairments 2, 3
(51.3)
–
(187.9)
(56.6)
(187.9)
Share of losses of equity accounted investments 2
(0.3)
– (50.1)
(0.3)
(50.1)
Corporate and administration expenses 2
(19.1)
(14.2) (18.5)
(75.9)
(79.4)
Share-based payments
(1.4)
(1.1)
(1.2)
(3.3)
(4.5)
Proﬁt on disposal of assets
1.0
– 8.1
1.0
19.3
Net ﬁnance (expense)/income
(4.3)
(8.6) (23.9)
(24.3)
24.0
Proﬁt/(loss) before taxation
2
19.3
(40.5) (200.8)
(37.2)
158.5
Taxation 2
(11.4)
4.5 0.2
(17.5)
(60.9)
Proﬁt/ (loss) after taxation
2
7.9
(36.0) (200.6)
(54.7)
97.6
Attributable to:
Equity owners of the parent 2
(3.8)
(24.7) (180.8)
(45.8)
49.4
Non-controlling interest 2
11.7
(11.3) (19.8)
(8.9)
48.2
7.9
(36.0) (200.6)
(54.7)
97.6
Other comprehensive income, net of deferred tax
Items that are or may be reclassiﬁed to proﬁt or loss:
Foreign exchange translation and other
–
– 2.1
–
9.1
Reclassiﬁcation of fair value adjustment on available-for-sale investments to proﬁt or loss
–
–
101.3
–
101.3
Fair value adjustment of available-for-sale investments
(55.4)
3.8
(23.4)
(51.6)
(66.7)
Total comprehensive income for the period
(47.5)
(32.2) (120.6)
(106.3)
141.3
Attributable to:
Equity owners of the parent 2
(57.4)
(20.9)
(101.8)
(95.6)
92.1
Non-controlling interest 2
9.9
(11.3)
(18.8)
(10.7)
49.2
(47.5)
(32.2)
(120.6)
(106.3)
141.3
Reconciliation of headline earnings
Net (loss)/proﬁt
(3.8)
(24.7)
(180.8)
(45.8)
49.4
Adjusted for:
– Impairments
51.3
–
187.9
56.6
187.9
– Share of losses on equity accounted investments (impairments)
0.3
–
50.1
0.3
50.1
– Proﬁt on disposal of assets
(1.0)
–
(8.1)
(1.0)
(19.3)
– Proﬁt on disposal of associate
(2.5)
–
–
(2.5)
–
– Non-controlling interest in headline earnings adjustment
(3.6)
–
(13.8)
(3.6)
(12.2)
– Taxation thereon
(3.3)
–
(7.6)
(3.3)
(6.5)
Headline earnings/(loss)
37.4
(24.7)
27.7
0.7
249.4
Headline earnings/(loss) per share – cents 2
10
(7)
7
–
66
Basic (loss)/earnings per share – cents 2
(1)
(7)
(48)
(12)
13
Diluted headline earnings/(loss) per share – cents 2
10
(7)
7
–
66
Diluted basic (loss)/earnings per share – cents 2
(1)
(7)
(48)
(12)
13
Calculated on the weighted average ordinary shares issued of :
379 228 208
379 228 208
379 178 208
379 209 441
379 178 208
The accompanying notes are an integral part of these condensed consolidated ﬁnancial statements.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at
30 Jun 2014
Rm
As at
31 Mar 2014
Rm
As at
30 Jun 2013
Rm
Notes
Reviewed
Restated
Unaudited
Restated
Unaudited
Assets
Non-current assets
1 970.3
2 096.7 2 064.7
Property, plant and equipment 3
1 755.5
1 778.6 1 756.3
Equity accounted investments 2
–
0.3 0.3
Non-current investments and other assets 2, 3, 8
36.9
129.0 130.2
Environmental rehabilitation trust funds and investments 2, 4
176.5
187.3 175.0
Deferred tax asset
1.4
1.5 2.9
Current assets
470.4
460.9 604.3
Inventories
147.2
141.3 138.8
Trade and other receivables 2
99.5
108.5 82.7
Tax receivable
5.9
4.4 6.1
Cash and cash equivalents 2
208.9
206.7 376.7
Assets held for sale 6
8.9
– –
Total assets
2 440.7
2 557.6 2 669.0
Equity and liabilities
Equity
1 481.2
1 528.7 1 643.7
Equity of the owners of the parent 2
1 249.1
1 305.6 1 400.9
Non-controlling interest 2
232.1
223.1 242.8
Non-current liabilities
652.0
742.3 782.7
Loans and borrowings 5
75.5
75.5 143.3
Post-retirement and other employee beneﬁts
9.3
9.9 8.7
Provision for environmental rehabilitation 7
451.2
551.5 524.3
Deferred tax liability 2
116.0
105.4 106.4
Current liabilities
307.5
286.6 242.6
Trade and other payables 2
211.8
212.1 217.3
Post retirement and other employee beneﬁts
2.0
2.0 1.0
Loans and borrowings 5
73.2
72.5 24.3
Liabilities held for sale 6
20.5
– –
Total equity and liabilities
2 440.7
2 557.6 2 669.0
The accompanying notes are an integral part of these condensed consolidated ﬁnancial statements.

6 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2014
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Notes
Quarter
Jun 2014
Rm
Unaudited
Quarter
Mar 2014
Rm
Unaudited
Quarter
Jun 2013
Rm
Restated
Unaudited
12 months to
30 Jun 2014
Rm
Reviewed
12 months to
30 Jun 2013
Rm
Restated
Unaudited
Net cash inﬂow from operations
19.3
39.3 77.5 80.7
502.3
Net cash outﬂow from investing activities
(17.4)
(31.4) (109.6)
(171.9)
(429.4)
Net cash in/(outﬂow) from ﬁnancing activities
0.3
(0.6) (1.1)
(76.6)
5.7
Loans and other
0.3
(0.6) (1.1)
(20.8)
132.9
Treasury shares/share options acquired
–
– –
(2.7)
(24.1)
Dividends paid to owners of the parent
–
– –
(53.1)
(91.0)
Dividends paid to non-controlling interest holders
–
– –
–
(12.1)
Increase/(decrease) in cash and cash equivalents
2.2
7.3 (33.2)
(167.8)
78.6
Foreign exchange movement
–
– 0.1 – 0.1
Cash and cash equivalents at the beginning of the period 2
206.7
199.4 409.8
376.7
298.0
Cash and cash equivalents at the end of the period 2
208.9
206.7 376.7 208.9
376.7
Reconciliation of net cash inﬂow from operations
Proﬁt/(loss) before taxation 2
19.3
(40.5) (200.8)
(37.2)
158.5
Adjusted for:
Movement in gold in process
(7.7)
(11.4) (30.6)
8.8
(17.7)
Depreciation and impairment 2
90.2
47.9 228.9 216.6
331.7
Share of losses of equity accounted investments 2
0.3
– 50.1
0.3
50.1
Movement in provision for environmental rehabilitation 7
(94.7)
2.6 (30.0)
(86.6)
15.3
Share-based payments
1.4
1.1 1.2 3.3
4.5
Proﬁt on disposal of assets
(1.0)
– (8.1)
(1.0)
(19.3)
Proﬁt on the sale of associate
(2.5)
– –
(2.5)
–
Finance expense and unwinding of provisions
10.5
9.2 31.9 38.0
33.5
Growth in environmental trust funds
(1.2)
(1.2) (1.4)
(4.6)
(5.6)
Other non-cash items
(3.9)
(1.3) 10.6
(8.8)
3.1
Taxation paid
(4.2)
– (5.8)
(6.2)
4.2
Working capital changes 2
12.8
32.9 31.5 (39.4)
(56.0)
Net cash inﬂow from operations
19.3
39.3 77.5 80.7
502.3
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Notes
Quarter
Jun 2014
Rm
Unaudited
Quarter
Mar 2014
Rm
Restated
Unaudited
Quarter
Jun 2013
Rm
Restated
Unaudited
12 months to
30 Jun 2014
Rm
Reviewed
12 months to
30 Jun 2013
Rm
Restated
Unaudited
Balance at the beginning of the period 2
1 528.7
1 561.4 1 763.7
1 643.7
1 631.8
Share issue expenses
(0.1)
(0.6) –
(1.1)
(0.2)
Increase in share-based payment reserve
0.1
0.1 0.3 0.5
1.2
(Loss)/proﬁt attributable to equity owners of the parent 2
(3.8)
(24.7) (180.8)
(45.8)
49.4
Proﬁt/(loss) attributable to non-controlling interest 2
11.7
(11.3) (19.8)
(8.9)
48.2
Dividends paid on ordinary share capital
–
– –
(53.1)
(91.0)
Dividends paid to non-controlling interest
–
– –
–
(15.7)
Treasury shares disposed
–
– 0.3 0.2
0.4
Fair value adjustment on available-for-sale investments
(55.4)
3.8 (23.4)
(51.6)
(66.7)
Reclassiﬁcation of fair value adjustment on available-for-sale investments to proﬁt or loss
–
– 101.3
–
101.3
Foreign exchange translation and other
–
– 2.1 – 9.1
Share Option Scheme buy-out
–
– –
(2.7)
(24.1)
Balance at the end of the period
1 481.2
1 528.7 1 643.7
1 481.2
1 643.7
The accompanying notes are an integral part of these condensed consolidated ﬁnancial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. BASIS OF PREPARATION
The condensed consolidated ﬁnancial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated ﬁnancial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual ﬁnancial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Board (refer note 2).
The condensed consolidated ﬁnancial statements of DRDGOLD Limited for the year ended 30 June 2014 have been reviewed by Mr J Le Roux of KPMG Inc, the group’s auditor. In their review report dated 2 September 2014, which is available for inspection at the Company’s Registered Ofﬁce, KPMG Inc state that their review was conducted in accordance with the International Standard of Review Engagements 2410, Review of Interim Information Performed by the Independent Auditor of the Entity, which applies to a review of consolidated preliminary ﬁnancial information, and have expressed an unmodiﬁed conclusion on the condensed consolidated ﬁnancial statements.
2. RESTATEMENTS
2.1 Changes in accounting policies
i)The Group has adopted the new standard IFRS11 – Joint Arrangements. The Group previously applied proportionate consolidation for investmenting joint arrangements and applied equity accounting from 1 July 2013.
ii) The Group has adopted IFRS 10 Consolidated Financial Statements. The Group previously consolidated the Guardrisk Cell Captive as a special purpose entity (“SPE”) on a line by line basis. Effective from 1 July 2013, the Guardrisk Cell Captive is not considered to be controlled by the Group and is therefore not consolidated. The Group is considered to have a right to the funds held in the Guardrisk Cell Captive and therefore recognised a reimbursive right to these funds in the hands of Ergo under IFRIC 5 Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.
2.2 Impact of applying IFRS 10 on the quarterly results
The impact of the adoption of IFRS 10 (refer to 2.1 ii – above) on the current and comparative periods was not quantiﬁed or reported on in the quarterly ﬁnancial statements for the three quarters preceding the quarter ended 30 June 2014.
The results for the comparative periods of the quarter and year ended 30 June 2013 and the quarter ended 31 March 2014 as well as the statement of ﬁnancial position at these dates have been restated with the effects of IFRS 10, IFRIC 5 and IFRS 11 where relevant.
IMPACT OF RESTATEMENTS ON THE YEAR ENDED 30 JUNE 2013:
Adjustments to the condensed consolidated statement of proﬁt or loss and other comprehensive income
Year ended
30 June 2013 as
stated previously
IFRS 10 and
IFRIC 5 IFRS 11
Year ended
30 June 2013
Restated
Audited Unaudited Unaudited Unaudited
Rm
Rm Rm Rm
Impairments (238.0) – 50.1 (187.9)
Corporate and administrative expenses (92.9) 13.5 – (79.4)
Share of losses of equity accounted investments – – (50.1) (50.1)
Proﬁt before taxation 145.0 13.5 – 158.5
Taxation (44.9) (16.0) – (60.9)
Proﬁt after taxation 100.1 (2.5) – 97.6
Proﬁt/(loss) after taxation attributable to:
Equity owners of the parent 59.2 (9.8) – 49.4
Non-controlling interest 40.9 7.3 – 48.2
Total comprehensive income for the period attributable to:
Equity owners of the parent 101.9 (9.8) – 92.1
Non controlling interest 41.9 7.3 – 49.2
Adjustments to the condensed consolidated statement of ﬁnancial positionEnvironmental rehabilitation trust funds and investments
177.0 (2.0) – 175.0
Non-current investments and other assets 130.1 0.1 – 130.2
Equity accounted investments – – 0.3 0.3
Cash and cash equivalents 377.2 – (0.5) 376.7
Deferred tax liability 100.7 5.7 – 106.4
Trade and other payables* 220.5 (3.0) (0.2) 217.3
Equity of the owners of the parent 1 427.0 (26.1) – 1 400.9
Non-controlling interest 221.3 21.5 – 242.8
Adjustments to the condensed consolidated statement of cash ﬂows
Increase in cash and cash equivalents 78.6 – – 78.6
Cash and cash equivalents at the beginning of the period 298.5 – (0.5) 298.0
Foreign exchange movements 0.1 – – 0.1
Cash and cash equivalents at the end of the period 377.2 – (0.5) 376.7
Proﬁt before taxation 145.0 13.5 – 158.5
Adjusted for Depreciation and impairment
381.8 – (50.1) 331.7
Share of losses of equity accounted investments – – 50.1 50.1
Working capital changes (42.5) (13.5) – (56.0)
Adjustment to basic earnings per share
Basic earnings 59.2 (9.8) – 49.4
Basic earnings per share – cents 16 (3) – 13
Diluted basic earnings per share – cents 16 (3) – 13
Adjustment to headline earnings per share
Headline earnings 259.2 (9.8) – 249.4
Headline earnings per share – cents 68 (2) – 66
Diluted headline earnings per share – cents 68 (2) – 66

8 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2014
2. CHANGES IN ACCOUNTING POLICIES
( C O N T I N U E D )
IMPACT OF RESTATEMENTS ON THE QUARTER ENDED 30 JUNE 2013
Adjustments to the condensed consolidated statement of proﬁt or loss and other comprehensive income
Quarter ended
30 June 2013 as
stated previously
IFRS 10 and
IFRIC 5 IFRS 11
Quarter ended
30 June 2013
Restated
Unaudited Unaudited Unaudited Unaudited
Rm Rm Rm Rm
Impairments (238.0) – 50.1 (187.9)
Corporate and administration expenses (19.1) 0.6 – (18.5)
Share of losses of equity accounted investments – – (50.1) (50.1)
Loss before taxation (201.4) 0.6 – (200.8)
Taxation 3.3 (3.1) – 0.2
Loss after taxation (198.1) (2.5) – (200.6)
Proﬁt/(loss) after taxation attributed to:
Equity owners of the parent (174.5) (6.3) – (180.8)
Non controlling interest (23.6) 3.8 – (19.8)
Total comprehensive income for the year attributable to:
Equity owners of the parent (95.5) (6.3) – (101.8)
Non controlling interest (22.6) 3.8 – (18.8)
Adjustments to the condensed consolidated statement of cash ﬂowsDecrease in cash and cash equivalents
(33.2) – – (33.2)
Foreign exchange movement 0.1 – – 0.1
Cash and cash equivalents at the beginning of the period 410.3 – (0.5) 409.8
Cash and cash equivalents at the end of the period 377.2 – (0.5) 376.7
Proﬁt/(loss) before taxation (201.4) 0.6 – (200.8)
Adjusted for Depreciation and impairments
279.0 – (50.1) 228.9
Share of losses on equity accounted investments – – 50.1 50.1
Working capital changes 32.1 (0.6) – 31.5
Adjustment to basic earnings per share
Basic loss (174.5) (6.3) – (180.8)
Basic loss per share – cents (46) (2) – (48)
Diluted basic loss per share – cents (46) (2) – (48)
Adjustment to headline earnings per share
Headline earnings 34.0 (6.3) – 27.7
Headline earnings per share – cents 9 (2) – 7
Diluted headline earnings per share – cents 9 (2) – 7
IMPACT OF RESTATEMENTS ON THE QUARTER ENDED 31 MARCH 2014
Adjustments to the condensed consolidated statement of ﬁnancial position
Quarter ended
31 March 2014 as
stated previously
IFRS 10 and
IFRIC 5
Quarter ended
31 March 2014
Restated
Unaudited Unaudited Unaudited
Rm Rm Rm
Environmental rehabilitation trust funds and investments 186.5 0.8 187.3
Non-current investments and other assets 128.9 0.1 129.0
Trade and other receivables* 108.9 (0.4) 108.5
Deferred tax liability 99.4 6.0 105.4
Trade and other payables* 212.5 (0.4) 212.1
Equity of the owners of the parent 1 333.0 (27.4) 1 305.6
Non-controlling interest 200.8 22.3 223.1
* Trade and other receivables exclude tax receivable and trade and other payables exclude post retirement and other employee beneﬁts that were previously reported under one caption respectively.
3. IMPAIRMENTS
The Group recorded an impairment of R56.6 million for the year consisting of:– R5.3 million against the investment in Village Main Reef Limited.– R12.4 million against property plant and equipment.– R2.7 million impairment reversal against the investment in West Wits Mining South Africa Proprietary Limited.– R1.4 million against the investment in West Wits Mining Limited– R40.2 million against the investment in Rand Reﬁnery Proprietary Limited (refer below).
Impairment of Rand Reﬁnery Proprietary Limited (“Rand Reﬁnery”)Following the adoption of a new Enterprise Resource Planning (“ERP”) system in 2013, Rand Reﬁnery experienced implementation difﬁculties which led to a difference between the actual inventory and the accounting records of approximately 87 000oz of gold. Due to the uncertainty around Rand Reﬁnery’s inventory and the time it is taking to resolve this matter, the Group has assumed that the 87 000oz gold shortfall will not be recovered. Management therefore estimated the fair value of the investment in Rand Reﬁnery to be zero. The accumulated fair value adjustments recognised in

Other Comprehensive Income has been reversed and the initial cost of the investment has been recognised as an impairment in proﬁt and loss for the period.
4. ENVIRONMENTAL REHABILITATION TRUST FUNDS AND INVESTMENTS
Included in environmental rehabilitation trust funds and investments is restricted cash of R13.5 million.
5. LOANS AND BORROWINGS
Included in loans and borrowings is a Domestic Medium Term Note Programme (“DMTN Programme”) under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three month Johannesburg Inter–bank Acceptance Rate (JIBAR) rate (5.725% as at 30 June 2014) plus a margin ranging from 4% to 5% per annum.
On 3 July 2014, DRDGOLD repaid the amount of R69.5 million.
6. ASSETS AND LIABILITIES HELD FOR SALE
In June 2014 management was committed to a plan to sell the underground mining and prospecting rights held by ERPM including the related liabilities. Accordingly these assets and liabilities is presented as a disposal group held for sale. The fulﬁlment of the conditions precedent associated with regulatory approvals is expected within 12 to 18 months (refer to note 9).
7. MOVEMENT IN PROVISION FOR ENVIRONMENTAL REHABILITATION
An amount of R86.6 million was credited to the statement of proﬁt or loss resulting from a decrease in the estimated cost to rehabilitate. This is based on the implementation of a different technique to vegetate the Crown complex as well as the increased use of “grey water” in rehabilitation. An updated survey also resulted in the decrease of the area to be vegetated.
8 ASSETS AND LIABILITIES MEASURED AT FAIR VALUE
The different classes of assets measured at fair value (all available-for-sale ﬁnancial assets), the movements in each class, as well as the respective level of the fair value hierarchy under which it falls is outlined in the table below:
LEVEL 1 LEVEL 2
LEVEL 3
Investment in
Village Main Reef
Limited
Investment in
West Wits Mining
Limited
Total
Investment in
Village Main
Reef Limited
Total
Rand Reﬁnery
Proprietary
Limited
Other Total Total
65 714 286
Unemcumbered
shares
38 250 000
Unemcumbered
shares
20 000 000
Shares held in
escrow
44 348
Unemcumbered
shares
R’000 R’000 R’000 R’000 R’000 R’000 R’000 R’000 R’000
Balance at beginning of the year
29 571 – 29 571 4 500 4 500 93 320 164 93 484 127 555
Acquired during the year
– 5 246 5 246 – – – 7 7 5 253
Gain/(loss) on fair value adjustment
1 315 – 1 315 200 200 (53 140) – (53 140) (51 625)
Impairment (4 600) (1 435) (6 035) (700) (700) (40 180) – (40 180) (46 915)
Transfers between levels in the fair value hierarchy
– – – – – – – – –
Balance at end of year
26 286 3 811 30 097 4 000 4 000 – 171 171 34 268
The group applied the following valuation methodologies in the measurement of the fair value of each of the above classes:
Level 1: The fair value of listed investments is determined by reference to published price quotations from recognised securities exchanges and is translated at the spot exchange rate obtained from a recognised ﬁnancial institution as at measurement date.
Level 2: The fair value of listed investments is determined by reference to the valuation methodology outlined in Level 1 above and is adjusted with a discount factor associated with the characteristics of the instrument.
Level 3: The fair value of unlisted investments is based on directors’ valuations which are made using the net asset value of the investee. Other market data is also considered.
The group applied the following inputs in the measurement of the fair value of each of the above classes
Quoted price per shareZAR (c)
40 – 40
AUD (c) – 1 –
Exchange rateZAR:AUD
– 9.96411 –
Discount rate
– – 50%
Other inputs Refer to Note 3
9. SUBSEQUENT EVENTS
On 25 July 2014, DRDGOLD announced that its subsidiaries EMO and ERPM collectively had entered into an agreement to dispose of the underground mining and prospecting rights held by ERPM, and certain other assets on the related mining areas, for an agreed consideration of R220 million and subject to various suspensive conditions.

ERGO KEY OPERATING AND FINANCIAL RESULTS (Unaudited)
#
Ore milled (’000t) (metric) (imperial)
Jun 2014 Qtr
6 131
6 758
Mar 2014 Qtr
5 823
6 418
Jun 2014 Ytd
23 908
26 351
Yield (g/t) (oz/t) (metric) (imperial)
Jun 2014 Qtr
0.173
0.005
Mar 2014 Qtr
0.161
0.005
Jun 2014 Ytd
0.173
0.005
Gold produced (kg) (oz) (metric) (imperial)
Jun 2014 Qtr
1 062
34 143
Mar 2014 Qtr
937
30 126
Jun 2014 Ytd
4 134
132 909
Cash operating costs (ZAR/kg) (US$/oz)
Jun 2014 Qtr
379 039
1 120
Mar 2014 Qtr
413 562
1 185
Jun 2014 Ytd
372 671
1 118
Cash operating costs (ZAR/t) (US$/t)
Jun 2014 Qtr
66
6
Mar 2014 Qtr
67
6
Jun 2014 Ytd
64
6
Gold and silver revenue (ZAR million) (US$ million)
Jun 2014 Qtr
447.4
42.5
Mar 2014 Qtr
427.4
39.1
Jun 2014 Ytd
1 809.4
174.5
Operating proﬁt (ZAR million) (US$ million)
Jun 2014 Qtr
52.6
5.0
Mar 2014 Qtr
51.3
4.6
Jun 2014 Ytd
260.0
25.1
Proﬁt/(loss) before taxation (ZAR million)(US$ million)*
Jun 2014 Qtr
43.3 4.2
Mar 2014 Qtr
(50.2)
(4.8)
Jun 2014 Ytd
(27.3)
(2.6)
Capital expenditure (ZAR million) (US$ million)
Jun 2014 Qtr
20.2
1.9
Mar 2014 Qtr
28.8
2.5
Jun 2014 Ytd
156.7
15.1
* Note – The difference between the loss before tax on the statement of proﬁt or loss and other comprehensive income relates to corporate head ofﬁce and other reconciling items
# Note – The group only has one operating segment – Ergo
10 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2014

ALL-IN SUSTAINING COSTS RECONCILIATION (Unaudited)
R million unless otherwise stated
Net operating costs
Jun 2014 Qtr
394.8
Mar 2014 Qtr 376.1
Jun 2014 Ytd 1 549.4
Corporate, administration and other expenses
Jun 2014 Qtr
28.7
Mar 2014 Qtr 17.9
Jun 2014 Ytd 90.6
Rehabilitation and remediation (accretion and amortisation)
Jun 2014 Qtr
(84.2)
Mar 2014 Qtr 11.8
Jun 2014 Ytd (48.5)
Capital expenditure (sustaining)
Jun 2014 Qtr
20.4
Mar 2014 Qtr 28.6
Jun 2014 Ytd 68.3
All-in sustaining costs*
Jun 2014 Qtr
359.7
Mar 2014 Qtr 434.4
Jun 2014 Ytd 1 659.8
Retrenchment costs
Jun 2014 Qtr
1.0
Mar 2014 Qtr 3.3
Jun 2014 Ytd 6.7
Rehabilitation and remediation
Jun 2014 Qtr
0.7
Mar 2014 Qtr 7.8
Jun 2014 Ytd 30.0
Care-and-maintenance costs
Jun 2014 Qtr
3.0
Mar 2014 Qtr 3.7
Jun 2014 Ytd 15.4
Capital expenditure (non-sustaining)
Jun 2014 Qtr
(0.2)
Mar 2014 Qtr 0.1
Jun 2014 Ytd 91.8
All-in costs*
Jun 2014 Qtr
364.2
Mar 2014 Qtr 449.3
Jun 2014 Ytd 1 803.7
All-in sustaining costs (R/kg)
Jun 2014 Qtr
339 315
Mar 2014 Qtr 463 823
Jun 2014 Ytd 401 691
All-in sustaining costs (US$/oz)
Jun 2014 Qtr
999
Mar 2014 Qtr 1 327
Jun 2014 Ytd 1 205
All-in costs (R/kg)
Jun 2014 Qtr
343 618
Mar 2014 Qtr 479 637
Jun 2014 Ytd 436 503
All-in costs (US$/oz)
Jun 2014 Qtr
1 010
Mar 2014 Qtr 1 365
Jun 2014 Ytd 1 309
* All-in cost deﬁnitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013

FOR FURTHER INFORMATION. CONTACT NIËL PRETORIUS AT:
Tel:(+27) (0) 11 470 2600 • Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com • Quadrum Ofﬁce Park • Building 1 50 Constantia Boulevard • Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg • 1700 • South Africa
FORWA RD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended 30 June 2013, which we ﬁled with the United States Securities and Exchange Commission on 25 October 2013 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD’s auditors.
RESULTS
The condensed consolidated ﬁnancial statements of DRDGOLD Limited for the year ended 30 June 2014 are available on the DRDGOLD Limited website as well as at the Company’s registered ofﬁce.
12 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2014
DIRECTORS (*British)(**American)
Executives: DJ Pretorius (Chief executive ofﬁcer)
AT Meyer (Acting chief ﬁnancial ofﬁcer)
Independent non-executives: GC Campbell* (Non-executive chairman)
J Holtzhausen, RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu